# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: InspireMD, Inc., CIK 0001433607
CUSIP: 45779A846
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6303 WATERFORD DISTRICT DRIVE, SUITE 215, MIAMI, Florida (FL), 33126
Date of event which requires filing of this statement: 07/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001848809

## Reporting persons
- Velan Capital Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,143,698; sole dispositive power 0; shared dispositive power 2,143,698; aggregate amount beneficially owned 2,143,698 (5.1% of the class)
- Velan Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,143,698; sole dispositive power 0; shared dispositive power 2,143,698; aggregate amount beneficially owned 2,143,698 (5.1% of the class)
- Velan Capital Investment Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,143,698; sole dispositive power 0; shared dispositive power 2,143,698; aggregate amount beneficially owned 2,143,698 (5.1% of the class)
- Velan Capital Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,143,698; sole dispositive power 0; shared dispositive power 2,143,698; aggregate amount beneficially owned 2,143,698 (5.1% of the class)
- Morgan Adam: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,143,698; sole dispositive power 0; shared dispositive power 2,143,698; aggregate amount beneficially owned 2,143,698 (5.1% of the class)
- Venkataraman Balaji: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,143,698; sole dispositive power 0; shared dispositive power 2,143,698; aggregate amount beneficially owned 2,143,698 (5.1% of the class)

## Item 1. Issuer
Name of issuer: InspireMD, Inc.
Address of issuer's principal executive offices: 6303 WATERFORD DISTRICT DRIVE, SUITE 215, MIAMI, FLORIDA 33126

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Velan Capital Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands ("Velan Master"), with respect to the shares of Common Stock, par value $0.0001 per share (the "Shares"), directly and beneficially owned by it;

(ii) Velan Capital Holdings LLC, a Delaware limited liability company ("Velan GP"), as the general partner of Velan Master;

(iii) Velan Capital Investment Management LP, a Delaware limited partnership ("Velan Capital"), as the investment manager of Velan Master;

(iv) Velan Capital Management LLC, a Delaware limited liability company ("Velan IM GP"), as the general partner of Velan Capital;

(v) Adam Morgan, as a Managing Member of each of Velan GP and Velan IM GP; and

(vi) Balaji Venkataraman, as a Managing Member of each of Velan GP and Velan IM GP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal office of Velan Master is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The address of the principal office of each of Velan GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman is 100 North Main Street, Suite 301, Alpharetta, Georgia 30009.
Citizenship: Velan Master is organized under the laws of the Cayman Islands. Velan GP, Velan Capital and Velan IM GP are organized under the laws of the State of Delaware. Messrs. Morgan and Venkataraman are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof:

(i) Velan Master directly beneficially owns 2,143,698 Shares. In addition, Velan Master directly owns: (i) Series J Warrants exercisable into 452,015 Shares, which are subject to a 4.99% beneficial ownership limitation, (ii) Series K Warrants exercisable into 452,014 Shares, which are subject to a 4.99% beneficial ownership limitation and (iii) Pre-funded Warrants exercisable into 904,029 Shares, which are subject to a 4.99% beneficial ownership limitation (collectively, the "Warrants"). Due to the respective beneficial ownership limitations, the Shares issuable upon the exercise of the Warrants have been excluded from Velan Master's beneficial ownership reported herein.

(ii) Velan GP, as the general partner of Velan Master, may be deemed to beneficially own the 2,143,698 Shares beneficially owned directly by Velan Master;

(iii) Velan Capital, as the investment manager of Velan Master, may be deemed to beneficially own the 2,143,698 Shares beneficially owned directly by Velan Master;

(iv) Velan IM GP, as the general partner of Velan Capital, may be deemed to beneficially own the 2,143,698 Shares beneficially owned directly by Velan Master;

(v) Mr. Morgan, as a Managing Member of each of Velan GP and Velan IM GP, may be deemed to beneficially own the 2,143,698 Shares beneficially owned directly by Velan Master; and

(vi) Mr. Venkataraman, as a Managing Member of each of Velan GP and Velan IM GP, may be deemed to beneficially own the 2,143,698 Shares beneficially owned directly by Velan Master.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 41,720,662 Shares outstanding as of August 4, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2025.

As of the date hereof, (i) Velan Master beneficially owns approximately 5.1% of the outstanding Shares, (ii) Velan GP may be deemed to beneficially own approximately 5.1% of the outstanding Shares, (iii) Velan Capital may be deemed to beneficially own approximately 5.1% of the outstanding Shares, (iv) Velan IM GP may be deemed to beneficially own approximately 5.1% of the outstanding Shares, (v) Mr. Morgan may be deemed to beneficially own approximately 5.1% of the outstanding Shares and (vi) Mr. Venkataraman may be deemed to beneficially own approximately 5.1% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Velan Capital Master Fund LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Holdings LLC, its General Partner (08/06/2025)
- Velan Capital Holdings LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (08/06/2025)
- Velan Capital Investment Management LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Management LLC, its General Partner (08/06/2025)
- Velan Capital Management LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (08/06/2025)
- Morgan Adam: /s/ Adam Morgan, Adam Morgan (08/06/2025)
- Venkataraman Balaji: /s/ Balaji Venkataraman, Balaji Venkataraman (08/06/2025)